Mail Stop 4561

May 3, 2006

Mr. George B. Sundby
Chief Financial Officer
ABM Industries Incorporated
160 Pacific Avenue, Suite 222
San Francisco, CA 94111

      Re: ABM Industries Incorporated
                  Form 10-K for the Fiscal Year Ended October 31, 2005
                  File No. 1-08929

Dear Mr. Sundby:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Jorge Bonilla
                                   Senior Staff Accountant